UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Modular Streetscape Systems Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    June 1, 2017

Physical Address of Issuer:

1150 Pacific Street, Brooklyn, NY 11216, United States

Website of Issuer:

www.ooneepod.com

Current Number of Employees:

4 full-time employees.

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$477,782	$325,931
Cash & Cash Equivalents	$87,341	$60,812
Accounts Receivable	$58,029	$0
Short-term Debt	$41,382	$23,294
Long-term Debt	$245,303	$90,000
Revenues/Sales	$249,220	$25,725
Cost of Goods Sold	$131,805	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(197,042)	$(106,215)

Table of Contents

April 21, 2022

Modular Streetscape Systems Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Modular Streetscape Systems Inc., known as Oonee ("**Oonee,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at <ins>www.ooneepod.com</ins> no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 21, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Shabazz Stuart
_____
(Signature)

Shabazz Stuart
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Shabazz Stuart
_____
(Signature)

Shabazz Stuart
_____
(Name)

Director
_____
(Title)

April 21, 2022
_____
(Date)

/s/Brandon Jones
_____
(Signature)

Brandon Jones
_____
(Name)

Director
_____
(Title)

April 21, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 21, 2022

Modular Streetscape Systems Inc.



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Modular Streetscape Systems Inc., known as Oonee, designs, finances and operates high-quality turn-key bike parking and service networks for cities and properties. The Company was incorporated in Delaware as a corporation on June 1, 2017. The Company has filed in New York to conduct business under the assumed name "Oonee".

The Company is located at 1150 Pacific Street, Brooklyn, NY 11216, United States.

The Company's website is www.ooneepod.com.

The Company is headquartered and qualified to conduct business in New York. The Company also sells its products and services through the Internet and throughout the United States and internationally.

The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

Modular Streetscape Systems Inc., known as Oonee, designs, finances and operates high-quality turn-key bike parking and service networks for cities and properties. Oonee deploys and operates smart modular bike parking kiosks that provide free, secure 24/7 parking and charging for bikes, scooters and micro-mobility with placemaking features that enliven public space. Through our policy-based approach and commitment to best practices, we've designed a comprehensive and equitable solution to scaling equitable bicycle infrastructure in cities.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected in 2020 related to the COVID-19 crisis. Conditions have eased. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 15,000,000 shares of Class A common stock and 1,592,500 shares of Series A Preferred Stock. Currently, 7,999,999 shares of Class A common stock and 1,592,500 shares of Series A Preferred Stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized Class A common stock to be able to obtain funding by issuing shares of our Class A common stock or securities convertible into shares of our Class A common stock. We may also not have enough authorized capital stock to issue shares of Class A common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, its board of directors and key employees.

We are dependent on our executive officers, board of directors and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers, board of directors and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

Modular Streetscape Systems Inc., known as Oonee, designs, finances and operates high-quality turn-key bike parking and service networks for cities and properties. Oonee deploys and operates smart modular bike parking kiosks that provide free, secure 24/7 parking and charging for bikes, scooters and micro-mobility with placemaking features that enliven public space. Through our policy-based approach and commitment to best practices, we've designed a comprehensive and equitable solution to scaling equitable bicycle infrastructure in cities.

Business Plan

The Company plans to significantly grow its business by investing in product development, including a design for mass production, and infrastructure expansion. The Company aims to become profitable from a corporate perspective in 2023.

The Company's Products and/or Services

Product / Service	Description	Current Market
Oonee Pod Hub	Modular kiosks with secure parking for bicycles and public space amenities	Municipalities, transit agencies, business improvement districts and private property owners
Oonee Hub	Large indoor public bike parking facilities	Real estate developers
Oonee Mini	Curbside units with secure parking for bicycles and public space amenities.	Municipalities, transit agencies, business improvement districts and private property owners

Competition

The markets in which our products are sold are highly competitive. Our products compete against traditional bike parking centers in metro areas which have been proven to be woefully inadequate in terms of security. No other secured storage and parking appears to be available with the same customizable features that we offer and none offer a complete turnkey operating and financing solution.

Customer Base

We sell our solution to municipalities, government agencies, real estate developers and large private property owners

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks. All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://Ooneepod.com domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Shabazz Stuart	CEO, Founder and Director	CEO and Founder of Modular Streetscape Systems Inc., 2017 – Present Responsible for sales, operations, and general CEO responsibilities	Tufts University, B.A., Political Science, 2011
Yosef Kessler	Head of Operations and Partnerships	Head of Operations and Partnerships of Modular Streetscape Systems Inc., 2021 – Present; Partnerships Manager, 2019 - 2021 Responsible for operations, administration and business development Student 2015-2019	Macaulay Honors College at Hunter College CUNY, B.A., Political Science, 2019
Juan Manuel Mansylla Reynolds	Head of Product	Head of Product of Modular Streetscape Systems Inc., 2021 – Present Responsible for overseeing product design and development Principal at Totem, 2017 - 2020 Responsible for design and architectural services La Fantastica LLC, Partner 2008 - Present Responsible for design and architecture services and general operations	Columbia University Graduate School of Architecture, Planning & Preservation, MSAUD Architecture and Urban Design, 2008; Universidad Francisco Marroquin, B.A., Architecture, 2003;
Catherina Gioino	Head of Community Partnerships and Advocacy	Head of Community Partnerships and Advocacy of Modular Streetscape Systems Inc., 2021 – Present Responsible for communications and partnerships with community and advocacy groups Breaking News Reporter, New York Daily News, 2017 - 2021 Responsible for breaking news reporting and news coverage	Columbia School of International and Public Affairs, MPA, Urban and Social Policy, 2020; Columbia University in the City of New York, B.A., English and Political Science, 2019

Brandon Jones	Director	Founder at 9W Capital Management LP, 2012- Present Responsible for investment management and general operations	The University of Texas at Austin, B.A., International Business, 1991; University of Houston Law Center, J.D., 1995

Biographical Information

Shabazz Stuart: Shabazz Stuart is the Founder and CEO of the Company. In this role, he is responsible for sales, operations, and general CEO responsibilities. He graduated from Tufts University in 2011 with a B.A. in Political Science.

Yosef Kessler: Yosef is the Head of Partnerships and Operations at the Company. In this role, he is responsible for operations, administration, and business development. Yosef graduated from Macaulay Honors College at Hunter College CUNY with a B.A. in Political Science in 2019.

Juan Manuel Mansylla Reynolds: Juan is the Head of Product at the Company, where he oversees product design and development. He is also a partner at design studio Fantastica. Juan graduated from Universidad Francisco Marroquin with a B.A. in Architecture in 2003 and Columbia University Graduate School of Architecture, Planning & Preservation with an MSAUD in Architecture and Urban Design in 2008.

Catherina Gioino: Catherine is the Head of Community Partnerships and Advocacy for the Company. In this role, she leads communications and partnerships with community and advocacy groups. Prior, she was a breaking news reporter for the New York Daily News from 2018 to 2021. She graduated from Columbia University with a B.A. in English and Political Science in 2019 and from Columbia School of International and Public Affairs with an MPA in Urban and Social Policy in 2020.

Brandon Jones: Brandon Jones is an investor and board member of the Company. He is the Founder at 9W Capital Management LP since 2012 where he is responsible for investment management and general operations. He graduated from the University of Texas at Austin with a B.A in International Business in 1991 and has a J.D. from the University of Houston Law School class of 1995.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 15,000,000 shares of Class A common stock, par value $0.01 per share (the "**Class A Common Stock**") and 1,592,500 shares of Series A preferred stock, par value $0.01 per share (the "**Series A Preferred Stock**"). Additionally, the Company has established the 2021 Equity Incentive Plan for which 2,627,246 shares of Class A Common Stock are authorized for issuance thereunder. At the filing of this Form C-AR, 7,999,999 shares of Class A Common Stock and 1,592,500 shares of Series A Preferred Stock are issued and outstanding. Additionally, as of the date of this Form C-AR, the Company has 1,551,909 options to purchase Class A Common Stock issued and outstanding and 1,075,337 options available for issuance under the 2021 Equity Incentive Plan.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	7,999,999
Par Value Per Share	$0.01
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock which may dilute the Security.

Type	Series A Preferred Stock
Amount Outstanding	1,592,500
Par Value Per Share	$0.01
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	Right to receive dividends equal to $0.20 per share payable when declared (non-cumulative)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A Preferred Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	1,551,909
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$125,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $3,000,000 and No Discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type of security	Convertible Notes*
Amount Outstanding	$160,000
Voting Rights	No
Anti-Dilution Rights	None
Material Terms	18.5% Discount
Interest Rate	3.5%
Maturity Date	October 31, 2022
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.

*In March 2022, the Company agreed to amend the terms of the Convertible Notes to include a Valuation Cap of $8,965,000. Formal documentation of this change in terms is expected to occur in Spring 2022.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$1,069,921
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $11,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Outstanding Debt

The Company has no outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series A Preferred Stock	$318,500	1,592,500	Product Development and General Working Capital	June 12, 2019 June 14, 2019	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$125,000	2	Product Development and General Working Capital	March 2, 2021; March 10, 2021	Section 4(a)(2)
Convertible Notes	$160,000	7	Product Development and General Working Capital	October 28, 2020; November 16, 2020; April 11, 2021; July 22, 2021	Reg. D Rule 506(b)
Crowd SAFE (Simple Agreement for Future Equity)	$1,069,921	1,052	Product Development and General Working Capital	March 14, 2022	Reg. CF

See the sections titled "*Capitalization"* and *"Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Shabazz Stuart	3,240,000 shares of Class A Common Stock	33.78%

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Modular Streetscape Systems Inc., known as Oonee (the "**Company**"), designs, finances and operates high-quality turn-key bike parking and service networks for cities and properties. The Company was incorporated in Delaware as a corporation on June 1, 2017, and is headquartered in Brooklyn, New York. The Company has filed New York to conduct business under the assumed name "Oonee".

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2022, the Company had an aggregate of $754,835 in cash, leaving the Company with approximately 19 months of runway.

Liquidity and Capital Resources

In March 2022, the Company completed an offering pursuant to Regulation CF and raised approximately $1,069,921.

Capital Expenditures and Other Obligations

The Company plans to open 35 kiosks in the next few years. Financing for new kiosks will come primarily from capital debt and out of home agencies.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 21, 2022

Modular Streetscape Systems Inc.



Modular Streetscape Systems Inc.
Delaware Corporation
Financial Statements (Unaudited)

For the year ended December 31, 2021

March 31, 2022

In the opinion of management all adjustments necessary in order to make the financial
statements not misleading have been included.

Modular Streetscape Systems Inc.
Table of Contents

Financial statements for the year ended December 31, 2021.

Modular Streetscape Systems Inc.
Balance Sheet
At December 31, 2021
(Unaudited)

ASSETS	2021
Current assets	
Cash and cash equivalents	$ 87,341
Accounts receivable	58,029
Total current assets	145,369
Other assets	
Fixed assets	445,940
Accumulated depreciation	(122,027)
	323,912
Security Deposits	8,500
Total assets	$ 477,782
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities	
Accounts payable & accrued expenses	$ 33,820
Credit card payable	3,946
Promissory note due from shareholder	3,617
Total current liabilities	41,382
Other liabilities	
Convertible note	245,303
Total liabilities	286,685
Stockholders' equity	
Common stock, $.01par value; 10M	
authorized; 7,999,099 issued and outstanding	80,000
Preferred stock, $.01par value; 1,592,500	
authorized, issued and outstanding	15,925
SAFEs	125,000
Additional paid-in capital	555,909
Accumulated deficit	(585,737)
Total stockholders' equity	191,097
Total liabilities and stockholders' equity	$ 477,782

The accompanying footnotes are an integral part of these financial statements.

Modular Streetscape Systems Inc.
Statement of Operations
For the years ended December 31, 2021
(Unaudited)

	2021
Revenues	$ 249,220
Cost of sales	(131,805)
Gross margin	117,415
Operating expenses	
General and administrative	288,440
Legal and professional	21,914
Sales and marketing	8,964
Total operating expenses	(319,318)
Net loss from operations	$ (201,903)
Other income (expense)	
Grant income	10,000
Interest expense, net	(5,139)
Other income, net	4,861
Net loss	$ (197,042)
Basic loss per share	$ (0.092)
Weighted average shares outstanding	2,133,333

The accompanying footnotes are an integral part of these financial statements.

Modular Streetscape Systems Inc.
Statement of Changes in Stockholders' Equity
For the years ended December 31, 2021
(Unaudited)

| | Common stock | | Preferred stock | | Additional | Accumulated | Total stockholders' |
	Shares	Par value	Shares	Par value	paid-in capital	deficit	equity (deficit)
Balance at January 1, 2021	7,999,999	$ 80,000	1,592,500	$ 15,925	$ 555,908	$ (388,694)	$ 263,139
Issuance of SAFEs					125,000		125,000
Net loss	-	-	-	-		(197,042)	(197,042)
Balance at December 31, 2021	7,999,999	$ 80,000	1,592,500	$ 15,925	$ 680,908	$ (585,737)	$ 191,097

The accompanying footnotes are an integral part of these financial statements.

Modular Streetscape Systems Inc.
Statement of Cash Flows
For the years ended December 31, 2021
(Unaudited)

	2021
Cash Flows from Operating Activities	
Net operating loss	$ (197,042)
Add back depreciation and amortization	43,928
Changes in operating assets and liabilities:	
(Increase) decrease in accounts receivable	(58,029)
(Increase) decrease in security deposits	
Increase (decrease) in accounts payable and accrued expenses	29,335
Increase (decrease) in credit cards payable	3,946
Increase (decrease) in commissions payable	-
Increase (decrease) in accrued interest on shareholder note	-
Increase (decrease) in deferred revenue	
Net cash provided by (used in) operating activities	(177,862)
Cash Flows from Investing Activities	
Acquisition of fixed asset Pods	(72,722)
Net cash used in investing activities	(72,722)
Cash Flows from Financing Activities	
Repayments of promissory notes	(2,533)
Proceeds from issuance of promissory notes	
Proceeds from issuance of convertible notes	154,645
Proceeds from issuance of SAFE notes	125,000
Reclass to Additional Paid in Capital	
Net cash provided by financing activities	277,112
Net change in cash and cash equivalents	$ 26,529
Cash and cash equivalents at beginning of period	60,812
Cash and cash equivalents at end of period	$ 87,341

The accompanying footnotes are an integral part of these financial statements.

Modular Streetscape Systems Inc.
Notes to Financial Statements
December 31, 2021
(Unaudited)

1. Nature of Operations

Modular Streetscape Systems Inc., doing business as "Oonee", (which hereinafter is referred to as the "Company", "we," "us," or "our") was formed in Delaware on June 1, 2017. The Company designs and operates smart modular bike parking and service kiosk networks generally referred to as "Pods".

Since inception, the Company has relied on contributions from owners and securing loans to fund its operations. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 10). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding, issuance of promissory notes and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are designed to conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair value measurement

The Company is required to determine the fair value of financial assets and liabilities based on the price that would be received to sell the asset or pay to transfer the liability to a market participant. Fair value is a market-based measurement, not an entity-specific measurement. The fair value of certain assets and liabilities approximates carrying value, because of the short-term nature of the accounts, including other current assets and accounts payable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable

The Company generally extends 60 to 90 days of credit to its customers and sales agents and reviews its receivable portfolio for potential doubtful collections at year-end. Uncollectible receivables are written off using the direct write-off method. To date, the Company has had no significant write-offs of receivables.

Prepaid Expenses

From time to time the Company provides advance payments to certain contractors for programming and coding services which it records as an asset and expenses the costs in the month the services are rendered.

Fixed Assets

Fixed assets consist of Pods and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of the pods are capitalized. Expenditures for maintenance and repairs are charged to expense. When pods are retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation for Pods is provided using the double-declining balance method, based on useful lives of the pods which is 10 years. Depreciation for capitalized research and development costs is provided using the straight-line method, over 5 years.

The Company reviews the carrying value of pods for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Income taxes are provided for using the asset and liability method. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which we operate. The Company assesses the realizability of deferred tax assets and provides a valuation allowance for deferred tax assets when it is more likely than not that at least a portion of the deferred tax assets will not be realized. The realizability of deferred tax assets depends on the ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction and also considers allavailable positive and negative evidence.

Revenue Recognition and Deferred Revenues

Effective September 8, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.

The Company generates advertising revenue using a sales agency to engage customers that want to advertise on Company Pods for campaigns that last one to three months. At the close of a campaign the Company records revenue earned and a receivable from the agency. The Company collects the receivable from the agency typically within 60 to 90 days, net of the agency commissions which approximate 40% of amounts charged to the end customer. Accordingly, sales are recorded net of commissions. From time-to-time the owner of the properties on which the Pods are located may also receive a revenue share of the advertising fees. These revenue shares can vary in percentage and structure.

Operating Expenses

Administrative expenses are expensed as incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

2. Summary of Significant Accounting Policies (continued)

Accounting Pronouncement Recently Adopted

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees" to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require
disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early adoption is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In November 2019, the FASB issued Accounting Standards Update (ASU) No. 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements— Share-Based Consideration Payable to a Customer, which simplifies and increases comparability of accounting for nonemployee share-based payments, specifically those made to customers, ASU No. 2019-08 will affect companies that issue share-based payments (e.g., options or warrants) to their customers.

Similar to issuing a cash rebate to a customer, issuing a share-based payment to a customer can incentivize additional purchases. The share-based payments can also serve a strategic purpose by aligning the interests of a supplier and its customer, because the customer's additional purchases increase its investment in the supplier.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We have recorded no significant stock= based compensation but continually evaluate the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. Fixed Assets

Fixed assets consisted of the following:

	December 31, 2021
Pods	$374,924
Capitalized Research & Development Costs	71,015
Less: Accumulated depreciation	(122,027)
	$323,912

Depreciation expense was $67,805 for the year ended 2021.

Modular Streetscape Systems Inc.
Notes to Financial Statements
December 31, 2021
(Unaudited)

4. Income Taxes

The Company is taxed as a C Corporation. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was signed into law The CARES Act provides a substantial stimulus and assistance package intended to address the impact of the COVID-19 pandemic, including tax relief and government loans, grants and investments. The Company has not completed its determination of the accounting implications of the CARES Act on its tax accruals. However, the Company has reasonably estimated the effects of the CARES Act to have $0 impact to income tax expense.

As the Company completes its analysis of the CARES Act, collects and prepares necessary data and interprets any additional guidance issued by the U.S. Treasury Department, the IRS, and other standard-setting bodies, the Company may make adjustments to the provisional amounts. Those adjustments may materially impact the Company's provision for income taxes in the period in which the adjustments are made.

5. Accounts Payable and Accrued Expenses

The Company records expenses in the month the services are rendered, or their purchases are received and pays the related provider in accordance with the terms of their invoices. Included in accounts payable are amounts due to vendors, contractors and tax agencies for normal operating expenses as well as certain compensation.

6. Debt

Convertible notes payable

During 2020 and 2021, the Company entered into several convertible note agreements with various investors whereby proceeds received by the Company were in exchange for considerations that allow for their conversion into preferred stock at a discount of 18.5% (except whereby otherwise noted by *) upon the Company's qualified financing events as stated in the agreements with the following terms.

Issue Date	Issue Amount	Due Date	Interest Rate
11/09/2020	$15,000	10/31/2022	3.5 %
10/16/2020	15,000	10/31/2022	3.5 %
10/26/2020	30,000	10/31/2022	3.5 %
10/26/2020	20,000	10/31/2022	3.5 %
10/16/2020	10,000	10/31/2022	3.5 %
03/29/2021	20,000	10/31/2022	3.5%
07/22/2021	50,000	10/31//2022	3.5%
12/01/2021*	80,000	10/31/2022	3.5%
Accrued interest at /31/2021	5,303		
	$245.303		

*Convertible note executed with no discount and a valuation cap of $11 million

Promissory Note Due from Shareholder

In September 2020 the Company received a $12,000 loan from a shareholder for working capital bearing interest at 5% per annum and no due date. Through December 31, 2021 the Company had repaid $8,383 of the loan to the shareholder.

7.   Stockholders' Equity

Common stock

At December 31, 2021 the Company had authorized 10,000,000 common shares with a par value of $0.01 of which 7,999,999 were issued and outstanding.

Preferred stock

At December 31, 2021 the Company had authorized 1,592,500 preferred shares with a par value of $0.01 per share and all of these shares were issued and outstanding.

SAFE Agreements

During 2021, the company entered issued two Simple Agreements for Future Equity ("SAFEs") SAFE agreements dated March 10, 2021 and March 2, 2021 for $25,000 and $100,000, respectively.   The SAFEs allow for automatic conversion into preferred units on the completion of an equity financing event of at least $500,000 ("Qualified Financing"). The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing.

Stock Based Incentive Plan

In late July 2021, the Company authorized a stock-based incentive plan setting aside 2,627,246 shares of Common Stock, par value $0.01 per share. The Company believes such plan will help attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

Issuance of Stock Options

During 2021 the Company issued 1,551,909 options at cost of $.050 each that vest over periods ranging from 24 months to 48 months.

8.   Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021 and through the date of this report.

9. Other Income and Expense

Grant Income

During 2021 the Company was awarded a one-time grant of $10,000 by the Hello Alice Organization contest for which the Company has full discretion on use of proceeds and no repayment obligations.

Modular Streetscape Systems Inc.
Notes to Financial Statements
December 31, 2021
(Unaudited)

10. Going Concern

These financial statements are prepared on a going concern basis. The Company began operation on June 1, 2017 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

11. Operating Segments and Major Customers

The Company operates in a single operating segment and thus a single reporting segment.

For the year ended 2021 there were 2 customers in the New York Metropolitan area that accounted for 62% and 25% of the Company's revenues for the year then ended. The remaining 12% of revenues came from sponsorship and other revenue from non-recurring customers.

12. Subsequent Events

Crowdfunded Offering

In March 2022 the Company raise $1,070,000 with an offering through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary received a 6% commission fee and 2% of the securities issued in this offering.

Convertible Note Exchange
In Spring 2022, the company intends to execute an exchange of all outstanding convertible notes that have an 18.5% discount to also include a valuation cap of $8,965,000. The maturity date of all outstanding convertible notes would be extended to March 12, 2024.

Management's Evaluation

Management has evaluated subsequent events through March 31, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.